UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 26, 2015

ENDOLOGIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-28440	68-0328265
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Musick, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 595-7200

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 26, 2015, Endologix, Inc., a Delaware corporation (“Endologix” or “Parent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TriVascular Technologies, Inc., a Delaware corporation (“TriVascular”), and Parent’s wholly owned subsidiary, Teton Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into TriVascular (the “Merger”) with TriVascular surviving the Merger as a wholly-owned subsidiary of the Parent. Closing of the Merger is expected to occur in January 2016.

Under the terms and conditions of the Merger Agreement, at the effective time of the Merger, all outstanding shares of capital stock of TriVascular will be cancelled and converted into the right to receive merger consideration with a value, based on the closing price of Endologix’s common stock on October 23, 2015, equal to up to approximately $211 million at closing, subject to certain adjustments specified in the Merger Agreement (the “Merger Consideration”). Approximately $187 million of the Merger Consideration payable to TriVascular stockholders will be payable in shares of Endologix common stock issued at closing. This represents the value of 19.999% of Endologix’s common stock as of October 23, 2015. Subject to certain adjustments specified in the Merger Agreement, up to the remaining approximately $24 million of the Merger Consideration will be payable in cash at closing. Parent, the Company and Merger Sub intend, for U.S. federal income tax purposes, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

The Merger Agreement includes customary representations, warranties and covenants of Endologix, TriVascular and Merger Sub. Endologix and TriVascular have agreed to operate their respective businesses in the ordinary course until completion of the Merger. TriVascular has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire TriVascular and to certain restrictions on its ability to respond to any such proposals. The Merger Agreement contains customary closing conditions, including the requisite consent to the adoption of the Merger Agreement by TriVascular’s stockholders and the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The consummation of the Merger is not subject to a financing condition.

The Merger Agreement also includes customary termination provisions for both TriVascular and Endologix, subject, in certain circumstances, to the payment by TriVascular or Endologix of a termination fee of 3.0% or 4.5%, respectively, of the aggregate purchase price. TriVascular must pay Endologix the 3.0% termination fee following a change of recommendation by the board of directors of TriVascular or if TriVascular terminates the Merger Agreement to enter into an agreement with respect to a proposal from a third party that the board of directors of TriVascular has determined in good faith in the exercise of its fiduciary duties is superior to Endologix’s, in each case, as is described in further detail in the Merger Agreement. Endologix must pay TriVascular the 4.5% termination fee if Endologix is unable to obtain antitrust approval of the Merger.

The Merger Agreement and the Merger were unanimously approved by the board of directors of Endologix.

Voting Agreements

On October 26, 2015, concurrently with the execution of the Merger Agreement, Endologix and Merger Sub entered into voting agreements with stockholders that are executive officers and directors of TriVascular, and in the case of the directors, funds affiliated with those directors (the “Voting Agreements”), pursuant to which, among other things and subject to the terms and conditions therein, such stockholders agreed to vote all shares beneficially owned by such stockholders, representing approximately 32.5% of the outstanding shares of TriVascular, in favor of (1) the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, (2) any proposal to adjourn or postpone the stockholder meeting at which TriVascular’s stockholders are voting on the approval of the Merger Agreement to a later date if there are not sufficient votes to adopt the Merger Agreement, and (3) any other matter necessary to consummate the Merger; and to vote against (1) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of TriVascular or the stockholder contained in the Merger Agreement and (2) any competing offer or acquisition proposal or any other action, agreement or transaction involving TriVascular that is intended, or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger.

The foregoing summaries of the principal terms of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full copies of the Merger Agreement and the form of Voting Agreement filed as Exhibits 2.1 and 4.1 hereto and incorporated herein by reference. The summaries and the copies of the Merger Agreement and the Voting Agreements are intended to provide information regarding the terms of the Merger Agreement and the Voting Agreements and are not intended to modify or supplement any factual disclosures about Endologix or TriVascular in its public reports filed with the Securities and Exchange Commission (“SEC”). In particular, the Merger Agreement, the Voting Agreements and related summaries are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to the Merger Agreement or the Voting Agreements. The Merger Agreement and the Voting Agreements include representations, warranties and covenants of the parties thereto made solely for the benefit of the parties to the Merger Agreement and the Voting Agreements, respectively. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the parties to the Merger Agreement and the Voting Agreements respectively and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Endologix’s or TriVascular’s SEC filings or may have been used for purposes of allocating risk among the parties rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Endologix, TriVascular, Merger Sub, the stockholders or any of their respective affiliates.

Item 7.01	Regulation FD.

On October 26, 2015, TriVascular and Endologix issued a joint press release announcing entry into the Merger Agreement. A copy of as the press release is furnished as Exhibit 99.1.

Item 8.01	Other Events.

In addition, Endologix hereby discloses (i) the audited consolidated financial statements of TriVascular as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, (ii) the unaudited consolidated financial statements of TriVascular for the six months ended June 30,

2015 and June 30, 2014, (iii) the unaudited condensed combined pro forma financial information of Endologix as of June 30, 2015 and for the periods ended December 31, 2014 and June 30, 2015, giving effect to the Merger as if it had occurred on June 30, 2015, in the case of the pro forma balance sheet as of June 30, 2015, and as of January 1, 2014, in the case of the pro forma statements of operations for the year ended December 31, 2014 and the six months ended June 30, 2015, and (iv) TriVascular’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the years ended December 31, 2014, 2013 and 2012 and for the six months ended June 30, 2015 and June 30, 2014.

The information contained in this Current Report on Form 8-K, including the information contained in Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 does not constitute an offer to sell, or the solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated October 26, 2015, among Endologix, Inc., TriVascular Technologies, Inc., and Teton Merger Sub, Inc. Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the Securities and Exchange Commission upon request.

4.1	Form of Voting Agreement, dated as of October 26, 2015, by and among Endologix, Inc., Teton Merger Sub, Inc. and certain stockholders of TriVascular Technologies, Inc.

23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP).

99.1	Joint Press Release issued by Endologix, Inc. and TriVascular Technologies, Inc., dated October 26, 2015.

99.2	Audited consolidated financial statements of TriVascular Technologies, Inc. as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

99.3	Unaudited consolidated financial statements of TriVascular Technologies, Inc. as of June 30, 2015 and 2014 and for the six months ended June 30, 2015 and 2014.

99.4	TriVascular Technologies, Inc. Management Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2014, 2013 and 2012 and for the six months ended June 30, 2015 and 2014.

99.5	Unaudited pro forma condensed combined financial information of Endologix, Inc. as of June 30, 2015 and for the year ended December 31, 2014 and for the six months ended June 30, 2015.

Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

The transaction referenced in this communication has not yet commenced, and no proxies are yet being solicited. Endologix plans to file a registration statement on Form S–4 (“S-4”) that will serve as a prospectus for Endologix shares to be issued as consideration in the merger and as a proxy statement of TriVascular for the solicitation of votes of TriVascular stockholders to approve the proposed transaction (the “Proxy Statement/Prospectus”). This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the S-4, the Proxy Statement/Prospectus or any other documents that Endologix or TriVascular may file with the SEC or send to stockholders in connection with the proposed transaction. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION.

In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the Proxy Statement/Prospectus once it is filed, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com.

Participants in the Solicitation

Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015.

Other information regarding the interests of such potential participants will be contained in the Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDOLOGIX, INC.

Date: October 26, 2015	/s/ John McDermott
John McDermott
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated October 26, 2015, among Endologix, Inc., TriVascular Technologies, Inc., and Teton Merger Sub, Inc. Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the Securities and Exchange Commission upon request.

4.1	Form of Voting Agreement, dated as of October 26, 2015, by and among Endologix, Inc., Teton Merger Sub, Inc. and certain stockholders of TriVascular Technologies, Inc.

23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP).

99.1	Joint Press Release issued by Endologix, Inc. and TriVascular Technologies, Inc., dated October 26, 2015.

99.2	Audited consolidated financial statements of TriVascular Technologies, Inc. as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

99.3	Unaudited consolidated financial statements of TriVascular Technologies, Inc. as of June 30, 2015 and 2014 and for the six months ended June 30, 2015 and 2014.

99.4	TriVascular Technologies, Inc. Management Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2014, 2013 and 2012 and for the six months ended June 30, 2015 and 2014.

99.5	Unaudited pro forma condensed combined financial information of Endologix, Inc. as of June 30, 2015 and for the year ended December 31, 2014 and for the six months ended June 30, 2015.